November 26, 2019

David G. Jemmett
Chief Executive Officer
Cerberus Cyber Sentinel Corp.
7333 E. Doubletree
Suite D270
Scottsdale, Arizona 85258

       Re: Cerberus Cyber Sentinel Corp.
           Registration Statement on Form 10-12G
           Filed October 2, 2019
           File No. 000-56059

Dear Mr. Jemmett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services